

November 17, 2014

<u>Via Email</u>
Mr. David Lovatt
Chief Executive Officer
Pocket Games, Inc.
909 Plainview Ave.
Far Rockaway, NY 11691

      Re: Pocket Games, Inc.
              Item 4.01 Form 8-K
              Filed September 22, 2014
              File No. 000-55186

Dear Mr. Lovatt:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Melissa Kindelan

              Melissa Kindelan
              Staff Accountant